Exhibit 17.1

Guarantors and Issuers of Guaranteed Securities

Each of the following securities issued by Rio Tinto Finance (USA) Limited, a wholly owned subsidiary of Rio Tinto Limited, is unconditionally and fully guaranteed, jointly and severally, by Rio Tinto plc and Rio Tinto Limited:

$750M 7.125% Guaranteed Notes due 2028;
$350M 5.200% Guaranteed Notes due 2040;
$300M 5.200% Guaranteed Notes due 2040;
$500M 5.200% Guaranteed Notes due 2040;
$1.250B 2.750% Guaranteed Notes due 2051;

Each of the following securities issued by Rio Tinto Finance (USA) plc, a wholly owned subsidiary of Rio Tinto plc, is unconditionally and fully guaranteed, jointly and severally, by Rio Tinto plc and Rio Tinto Limited:

$750M 4.125% Guaranteed Notes due 2042;
$500M 4.750% Guaranteed Notes due 2042.